EXHIBIT 99.1

Acquisition of Own Shares

Mechelen, Belgium; October 06, 2026, 22.01 CET; regulated information

Within the framework of the repurchase program announced on June 9, 2026, Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) ("Lakefront") announces that between September 28, 2026, and October 02, 2026, it has repurchased 117,437 Lakefront shares via a discretionary mandate to an independent financial intermediary, as follows:

Date of purchase	Market/MTF	Number of shares	Average price paid (€)	Total (€)	Lowest price paid (€)	Highest price paid (€)
09/ 28/2026	XAMS	17,470	25.77	450,287.50	25.52	26.04
09/28/2026	TQEX	1,388	25.80	35,816.09	25.74	25.98
09/28/2026	CEUX	2,710	25.76	69,813.94	25.64	26.04
09/28/2026	AQEU	1,729	25.72	44,472.47	25.62	25.98
09/29/2026	XAMS	17,899	26.20	469,014.66	26.00	26.34
09/29/2026	TQEX	1,007	26.24	26,421.57	26.16	26.36
09/29/2026	CEUX	4,148	26.26	108,936.44	26.16	26.34
09/29/2026	AQEU	89	26.22	2,333.70	26.16	26.26
09/30/2026	XAMS	16,365	26.23	429,293.23	26.02	26.40
09/30/2026	TQEX	1,532	26.31	40,304.62	26.16	26.34
09/30/2026	CEUX	5,539	26.26	145,479.62	26.12	26.40
09/30/2026	AQEU	134	26.24	3,516.40	26.12	26.28
10/01/2026	XAMS	19,341	25.99	502,662.92	25.64	26.34
10/01/2026	TQEX	572	26.08	14,916.10	26.00	26.16
10/01/2026	CEUX	3,661	26.03	95,289.61	25.68	26.16
10/01/2026	AQEU	136	25.97	3,532.06	25.68	26.04
10/02/2026	XAMS	20,391	25.72	524,372.92	25.36	25.96
10/02/2026	TQEX	277	25.62	7,096.19	25.58	25.70
10/02/2026	CEUX	2,943	25.68	75,586.54	25.34	25.90
10/02/2026	AQEU	106	25.66	2,719.96	25.66	25.66
Total		117,437	25.99	3,051,866.51	25.34	26.40

As of market close on October 02, 2026, Lakefront holds 1,751,031 of its own ordinary shares.

About Lakefront Biotherapeutics
Lakefront Biotherapeutics is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical‑stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first‑in‑class and best-in-class BCMAxCD3 T‑cell engager for autoimmune diseases. Backed by deep deal‑making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high‑quality assets with clear potential to deliver meaningful patient impact and long‑term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Richie Livingston
+1 312 636 7072
richie.livingston@lakefrontbio.com

 Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” and “further,” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s plans to repurchase its ordinary shares. Lakefront cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance, or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, those risks and uncertainties that can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.